

April 22, 2011

Mr. Thomas M. Braid
Chief Financial Officer
Wataire International, Inc.
9663 Santa Monica Blvd., #134
Beverly Hills, CA 90210

     Re: **Wataire International, Inc.**
             Form 10-K for the Fiscal Year Ended March 31, 2010
             Filed July 14, 2010
             File No. 0-49955

Dear Mr. Braid:

     We have completed our review of your filings and have no further comments at this time.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Branch Chief